GIN & LUCK INC.

3756 W. Avenue 40

Suite K #278

Los Angeles, CA, 90065

January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	Mara Ransom
Jenna Hough
Joel Parker
Nasreen Mohammed

Re:	Gin & Luck Inc.
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
CIK 0001748169

Dear Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Gin & Luck Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 2:00PM Eastern Daylight Time on January 22, 2025, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. The Company further acknowledges that:

•	Should the SEC or its staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the SEC from taking any action with respect to the filing;
•	the action of the SEC or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We appreciate the SEC’s review and continued assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Robin Sosnow, Esq., counsel to the Company, at (917) 969-2147.

Sincerely,

/s/ David Kaplan
David Kaplan
Chief Executive Officer of Gin & Luck Inc.

Cc:	Sosnow & Associates PLLC
Robin Sosnow, Esq.